Exhibit 99.1

360 Finance Adopts New Revenue Recognition Accounting Standards

SHANGHAI, January 14, 2019 /GLOBE NEWSWIRE)/ — 360 Finance, Inc. (NASDAQ: QFIN) (“360 Finance” or the “Company”), a leading digital consumer finance platform and the finance partner of the 360 Group connecting over one billion accumulated mobile devices, today announced that it has adopted ASU 2014-09, Revenue from Contracts with Customers (Topic 606), and all subsequent ASUs that modified ASC 606  in the 4th quarter of 2018 and for the full year of 2018, and have elected to apply it retrospectively for the year ended December 31, 2017, in order to provide a more comparable insights of the Company’s performance with industry peers.

The cumulative adjustment as a result of transitioning to the new accounting policy will primarily arise from the timing of revenue recognition for service fees collected in monthly instalments related to the Company’s loan products being recognized earlier under the ASC 606. The most meaningful impacts are as follows:

Under previous guidance ASC 605, transaction fees collected in monthly instalments are considered contingent and, therefore, are not allocable to different deliverables until the contingency is resolved (i.e. upon receipt of the monthly installment). Upon adoption of new revenue recognition standards, revenue is recognized upon successful facilitation of the loans provided on the Company’s platform using the total consideration estimated to be received and allocated to the different performance obligations based upon their relative fair value.

With the adoption of ASC 606, the Company expects the total net revenue to be (i) RMB 1.7 million for the period from the inception date of July 25, 2016 to December 31, 2016; (ii) RMB 788 million for the year ended December 31, 2017; and (iii) RMB2,880.7 million for the nine-month period ended September 30, 2018.  As ASC 606 mainly addresses revenue recognition from contracts with customers, the Company expects the change in net income to be primarily driven by change in revenue.

This change of accounting policy does not affect the Company’s ongoing business operations and the Company is not aware of any abnormality in daily operation.

About 360 Finance

360 Finance, Inc. (NASDAQ: QFIN) (“360 Finance” or the “Company”) is a leading digital consumer finance pltform and the finance partner of the 360 Group connecting over one billion accumulated mobile devices. The Company provides tailored online consumer finance products to prime, underserved borrowers funded primarily by its funding partners. The Company’s proprietary technology platform enables a unique user experience supported by resolute risk management. When coupled with its partnership with 360 Group, the Company’s technology translates to a meaningful borrower acquisition, borrower retention and funding advantage, supporting the rapid growth and scaling of its business.

Safe Harbor Statements

Any forward-looking statements contained in this announcement are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. 360 Finance may also make written or oral forward-looking statements in its reports to the U.S. Securities and Exchange Commission (“SEC”) on Forms 20-F and 6-K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about 360 Finance’s beliefs and expectations, are forward-looking statements.

Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. Further information regarding such risks and uncertainties is included in 360 Finance’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and 360 Finance does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For more information, please contact:

360 Finance

Mr. George Shao

E-mail: ir@360jinrong.net

Christensen

In China

Mr. Christian Arnell

Phone: +86-10-5900-1548

E-mail: carnell@christensenir.com

In US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@christensenir.com